

February 15, 2012

Via E-mail
Bradley A. Cleveland
Chief Executive Officer
Proto Labs, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359

>   **Re: Proto Labs, Inc.**
>   **Amendment No.6 to Registration Statement on Form S-1**
>   **Filed February 13, 2012**
>   **File No. 333-175745**

Dear Mr. Cleveland:

We have reviewed your registration statement and have the following comment.

Prospectus Cover Page

1.   Please remove from the prospectus cover page disclosure about North Bridge's indication of interest to purchase shares in the IPO. Supplementally, please tell us when North Bridge first expressed its interest to participate in the offering, as well as whether North Bridge or any of its associates are broker-dealers. We may have additional comments following the review of your response.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
       W. Morgan Burns, Esq.
       Faegre & Benson LLP